SEPARATE ACCOUNT A

Amended and Restated

Principal Underwriter’s Agreement

This Amended and Restated Principal Underwriter’s Agreement (the “Agreement”) is made effective on July 10, 2006, by and between American Fidelity Securities, Inc. (the “Principal Underwriter”) and American Fidelity Assurance Company (the “Insurance Company”) on behalf of American Fidelity Separate Account A (the “Separate Account”).

A.       The Insurance Company and the Principal Underwriter are parties to a Underwriting Contract dated January 2, 1973 (the “Underwriter’s Agreement”).

B.           The Insurance Company and the Principal Underwriter have agreed to amend and restate the Underwriter’s Agreement.

C.           The Insurance Company and the Principal Underwriter are parties to an Expense Management Agreement, as amended from time to time (the “Expense Management Agreement”).

Accordingly, the parties agree that:

1.            General. The Insurance Company, through the Separate Account, issues and sells the AFPR1ME GROWTH® Variable Annuity contracts (the “Contracts”), and the Insurance Company proposes to retain the Principal Underwriter, and the Principal Underwriter agrees, to provide certain services to the Insurance Company and the Separate Account in connection with the distribution of the Contracts.

2.            Distribution. Subject to the Securities Act of 1933, the Investment Company Act of 1940, and the Securities Exchange Act of 1934, the Insurance Company grants the Principal Underwriter the exclusive right to be the distributor of the Contracts. The Principal Underwriter will use its best efforts to sell the Contracts under the terms established by the Insurance Company and will make such sales only to purchasers permitted to buy the Contracts, as specified in the prospectus and statement of additional information in effect at the time for the Separate Account (the “Disclosure Documents”).

3.            Compensation. Subject to the Expense Management Agreement, as compensation for its services under this Agreement, the Principal Underwriter shall receive 100% of the Sales Charge (the “Fees”), as described in the Fee Table of the Disclosure Documents in effect at the time, as amended from time to time. The Fees in effect at the time of this Agreement are described on Schedule A. To the extent that the Fees change at any time after the date of this Agreement, Schedule A shall be amended, and the Principal Underwriter’s compensation shall be adjusted accordingly, retroactive to the effective date of the change in Fees. In the event that this provision conflicts with any provision in the Expense Management Agreement, the provision in the Expense Management Agreement shall control.

4.            Duties of Principal Underwriter. The Principal Underwriter must be duly registered or licensed or otherwise qualified under the insurance and securities laws of the states in which the Contracts are authorized for sale and is responsible for compliance with such laws, as well as for compliance with the requirements of state broker-dealer regulations and federal securities laws as each applies to the Principal Underwriter in connection with its duties under this Agreement. The Principal Underwriter will permit the offer and sale of the Contracts to the public only by and through its representatives who are appropriately licensed under applicable state or federal securities laws, unless such persons are exempt from the applicable licensing requirements. No person or dealer other than the Principal Underwriter and its representatives is authorized to act as agent for the Separate Account for the sale of the Contracts. Neither the Principal Underwriter nor any person acting on its behalf shall give any information or make any representations concerning the Contracts or the Separate Account other than those contained in the current Disclosure Documents or sales literature authorized by the Insurance Company. The Principal Underwriter will submit to the Insurance Company copies of all sales literature before their use and will not use such literature unless approved by the Insurance Company.

5.            Duties of Insurance Company. On behalf of the Separate Account, the Insurance Company will furnish the Principal Underwriter with copies of the Disclosure Documents and other documents that the Principal Underwriter reasonably requests for use in connection with the distribution of the Contracts.

6.            Indemnification. The Principal Underwriter agrees to indemnify and hold harmless the Insurance Company, the Separate Account, and each of their officers, managers, and employees from any and all liability, damage, or expense that may arise in connection with or as a result of any act of the Principal Underwriter or any of its representatives with regard to the Contracts and the Disclosure Documents, including any liability, damage, or expense arising out of or in connection with information, statements, or omissions of Principal Underwriter or its representatives in any Disclosure Document that was delivered to Principal Underwriter for its review prior to distribution. The Insurance Company agrees to indemnify and hold harmless the Principal Underwriter and its officers, managers, and employees from and against any liability, damage, or expense arising out of or in connection with the contents of any Disclosure Document, other than information, statements, or omissions of the Principal Underwriter and its representatives.

7.            Records. Both parties to this Agreement agree to maintain the necessary records required by applicable state and federal law and to render the necessary assistance to one another for the accurate and timely preparation of such records.

8.            Term. This Agreement shall be effective immediately upon execution and will remain in effect unless terminated by either party upon 60 days’ written notice to the other party. Unless otherwise terminated pursuant to the terms of this Agreement, the Agreement shall terminate on the date that is three years after the effective date.

9.            Assignment. This Agreement may not be assigned by either party without the written consent of the other party.

10.          Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given on the date of service if served personally on the party to whom notice is to be given, or on the date of mailing if sent by First Class Mail, Registered or Certified, postage prepaid and properly addressed.

11.	Governing Law. This Agreement shall be governed by Oklahoma law.

12.          Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

13.          Amendments. This Agreement may be amended by written agreement signed by both parties.

INSURANCE COMPANY	AMERICAN FIDELITY ASSURANCE
COMPANY

BY: /s/ William M. Cameron
William M. Cameron, President

ATTEST: /s/ Patricia H. Rigler

Patricia H. Rigler, Assistant Secretary

PRINCIPAL UNDERWRITER	AMERICAN FIDELITY SECURITIES, INC.

BY: /s/ David R. Carpenter
David R. Carpenter, President

ATTEST: /s/ Marvin R. Ewy

Marvin R. Ewy, Secretary

SCHEDULE A

Fees Payable to Principal Underwriter as Compensation

•	The Sales Charge is equal to 3.00% of any purchase payments.